UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
FenSens, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    July 6, 2016

Physical address of issuer
383 E. Laurel Rd., Bellingham, WA 98226

Website of issuer
https://fensens.com/

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a commission to the intermediary at the conclusion of the Offering. The intermediary is not charging the issuer any compensation with respect to the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the Offering.

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
April 8, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned. Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the target amount.

Current number of employees
6

	Most recent fiscal year-end (12/31/18)	Prior fiscal year-end (12/31/17)
Total Assets	$559,683.59	$317,023.20
Cash & Cash Equivalents	$296,733.11	$271,948.33
Accounts Receivable	$170,305.83	$4,645.02
Short-term Debt	$59,839.19	$21,022.50
Long-term Debt	$661,906.25	$546,906.25
Revenues/Sales	$744,757.79	$562,801.35
Cost of Goods Sold	$289,653.29	$266,380.86
Taxes Paid	$0.00	$0.00
Net Income	$97,742.19	-$5,254.14

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 8, 2019

FORM C

Up to $107,000.00

FenSens, Inc.

FenSens

Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by FenSens, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission, whether direct or indirect, and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0	$25,000.00
Aggregate Maximum Offering Amount	$107,000.00	$0	$107,000.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://fensens.com/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is February 8, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON THE OR PERSON ENTITY OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BOSTON PRIVATE BANK AND TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements

by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://fensens.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective investor is urged to read this Form C and the Exhibits hereto in their entirety.

FenSens, Inc. (the "Company") is a Delaware Corporation, formed on July 6, 2016. The Company was formerly known as FenSens LLC.

The Company is located at 383 E. Laurel Rd., Bellingham, WA 98226.

The Company's website is https://www.fensens.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

FenSens' goal is to offer consumers the opportunity to purchase new car technologies and services for their current vehicle that are smart, simple, affordable, and easy-to-install. Our first product is the FenSens Smart Wireless Parking Sensor, which aims to make parking safe and simple through a smart license plate frame and an automated (hands-free) mobile app. The Wireless Parking

Sensor and app can be launched by tapping our automated QuickTap Button. Potential future product iterations include a rearview camera and a device-based advertising platform for autonomous vehicles.

Exhibit B to this Form C contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$197,593 Principal Amount
Maximum amount of Crowd Notes	$107,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$279,593 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	April 8, 2019
Use of proceeds	See the description of the use of proceeds on page 25 hereof.
Voting Rights	See the description of the voting rights on page 40 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will continue to operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

The development and commercialization of our products/services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved automotive products and thus may be better equipped than us to develop and commercialize automotive products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

As a distributor of automotive IoT products, our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and

information security laws and standards, both domestic and abroad, may result in significant expense due to increased investment in technology and the development of new operational processes.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We operate in virtually every part of the world and serve customers in more than 80 countries.
In 2018, we estimate 30% of our revenue was attributable to activities outside the U.S. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.
Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.
In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Kyle Ellicott and Nik Talreja who are Board Members and Andy Karuza who is the Chief Executive Officer. The Company has or intends to enter into employment agreements with Kyle Ellicott, Nik Talreja, and Andy Karuza, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Kyle Ellicott, Nik Talreja, and Andy Karuza or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Kyle Ellicott, Nik Talreja, and Andy Karuza in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Kyle Ellicott, Nik Talreja, or Andy Karuza die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and the EU, Canada, Australia, and Japan.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals; and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third-party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third-party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate, and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by

third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Our products often utilize custom components available from only few sources. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of distributors, carriers and other resellers.
The Company distributes its products through online, wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

Risks Related to the Securities

Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the Offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our Company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the Intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The Intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the Intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the Intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 52.59% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing, and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment, and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

FenSens' goal is to offer consumers the opportunity to purchase new car technologies and services for their current vehicle that are smart, simple, affordable, and easy-to-install. Our first product is the FenSens Smart Wireless Parking Sensor, which aims to make parking safe and simple through a smart license plate frame and an automated (hands-free) mobile app. The Wireless Parking Sensor and app can be launched by tapping our automated QuickTap Button. Potential future product iterations include a rearview camera and projection display for autonomous vehicles (AVs). The system would come in the form of a window projector or virtual bumper sticker that could be used to display advertisements or low power messages transmitted via Bluetooth from a driver's phone.

Business Plan

FenSens' products are sold individually through its website, retailers such as Best Buy, Fry's Electronics, and Walmart, and through online stores including Amazon and eTailz. Both versions of its Smart Wireless Parking Sensor (Standard and European) cost $149.99. Both versions of the parking sensors come with the TAP QuickLaunch Button, however, it can also be purchased separately for $14.99.

FenSens anticipates selling the Smart Wireless Backup Camera for around $149.99. The Company is also currently developing an anti-theft device to track lost or stolen vehicles that will retail for around $90, with the possibility of adding a $9.99 per month software-as-a-service component for roadside assistance.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Aftermarket Accessories	Smartphone and software enabled wireless parking sensors.	We currently sell direct to consumer, but also through Best Buy, Fry's Electronics, Walmart, and Amazon in Europe.
Licensing	We license our patent on the TAP QuickLaunch button to allow our partners to auto-launch connected vehicle apps without distracting the driver.	Existing partnerships.

Our products are currently sold through Best Buy, Fry's Electronics, Walmart, direct to consumer, and across Europe through Amazon. However, with our planned backup camera we are aiming to initiate large scale distribution in Asia, Europe, and Australia.

Competition

The Company's primary competitors are Garmin, Nonda, Rear View Safety, Trail Ridge Technologies LLC, and VOXX International Corporation.

The markets for the Company's products and services are competitive, and the Company is confronted by competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, marketing and distribution capability, service and support and corporate reputation.

Customer Base

The Company currently sells direct to consumers through its website and affiliated retailers including: Best Buy Canada, Fry's Electronics, Walmart, Amazon.com, Woot, and other online retailers. We are primarily targeting end consumers through retail or direct to consumer, but we are anticipating our backup camera, and other future products will also be sold directly to fleet and commercial vehicle companies.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
9966951	System for allowing a user to wirelessly manage software applications of a computing device and plurality of vehicles sensors	A beacon for allowing a user to wirelessly manage software applications of a computing device and plurality of vehicle's sensors. The beacon includes a housing, a touch sensor to identify tap from the user, a bi-directional communication unit to wirelessly bi-directionally communicate with the computing device and the vehicle's sensors on receiving tap from the user, a memory unit to store plurality of modules and plurality of instructions, wherein each instruction corresponding to each tap and a processor coupled to the memory unit and configured in the housing to process the plurality of modules.	May 24, 2017	May 8, 2018	United States

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
87472699	Electronic apparatus, namely, a wireless license plate frame comprised of electronic proximity sensors that assists in parking; Downloadable software in the nature of a mobile application for use in driving and parking vehicles	FENSENS	June 2, 2017	April 24, 2018	United States

Licenses

Licensor	Licensee	Description of Rights Granted
FenSens, Inc	Global Automotive Accessories Company	The ability to use patent # 9966951 for our joint development agreement for IoT accessories.

We have 4 patents pending for other connected vehicle accessory features that will enable the proper user experience for a wireless accessory to be retrofitted, easy-to-install, and to launch easily.

Governmental/Regulatory Approval and Compliance

We are subject to various U.S. and international laws and regulations. We obtain certification of our products through the Federal Communications Commission's wireless communications regulations. We also adhere to SAE and ISO regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 383 E. Laurel Rd., Bellingham, WA 98226

The Company conducts business in Washington.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	60.00%	$15,000	43.93%	$47,000
New Product Development	20.00%	$5,000	28.04%	$30,000
IP Development	0.00%	$0	4.67%	$5,000
Operations	20.00%	$5,000	23.36%	$25,000
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

This Use of Proceeds table does not include a $1,000 fee for legal services related to this Offering.

The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will not be paying the Intermediary any commissions or other fees in connection with this Offering.

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: a change in the business climate that may require the Company to invest more into marketing or research and development to help drive future revenue and value for investors.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Andy Karuza

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Andy co-founded FenSens in 2015 and was appointed as CEO and President of the Company in 2016, where he continues to serve.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
FenSens, Inc.: Co-Founder, March 2015 – Present
FenSens, Inc.: CEO and President, July 2016 - Present
The Agency LLC: Partner, January 2009 – Present

Education
Bachelor of Arts in Marketing from Eastern Washington University

Name

Kyle Ellicott

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Kyle joined FenSens as an Advisor and Board Member in January 2016 and continues to work in the same role.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
FenSens, Inc.: Advisor and Board Member, January 2016 – Current
ReadWrite Labs: Co-founder and Chief Lab Officer, April 2013 – Current

Education
Bachelor's degree in Computer Information Systems from Eastern Michigan University

Name

Nik Talreja

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Nik was appointed as Chief Operating Officer in January 2017 and held the position until January 2019. Since January 2019, he has been acting as an Advisor and Board Member to the company.

***Principal occupation and employment responsibilities during at least the last three (3) years
with start and ending dates***
Cooley LLP: Associate, October 2015 – November 2017
FenSens, Inc.: COO, January 2017 – January 2019
FenSens, Inc.: Co-Founder and Board Member, December 2016 – Current
Talis Partners, LLP: Partner and Co-founder, January 2018 – Current
Spiral Therapeutics: Director of Finance and Operations, October 2018 – Current

Education
B.S. in Corporate Finance and Entrepreneurship from the Marshall School of Business at
University of Southern California

Officers

The officers of the Company are listed below along with all positions and offices held at the
Company and their principal occupation and employment responsibilities for the past three (3)
years and their educational background and qualifications.

Name

Andy Karuza

***All positions and offices held with the Company and date such position(s) was held with start
and ending dates***
Andy Co-Founded FenSens in 2015 and was appointed as CEO and President of the Company in
2016, where he continues to serve.

***Principal occupation and employment responsibilities during at least the last three (3) years
with start and ending dates***
FenSens, Inc.: Co-Founder, March 2015 – Present
FenSens, Inc.: CEO and President, July 2016 - Present
The Agency LLC: Partner, January 2009 – Present

Education
Bachelor of Arts in Marketing from Eastern Washington University

Name

Andrew Klein

***All positions and offices held with the Company and date such position(s) was held with start
and ending dates***
Andrew was appointed as CFO of the Company in January 2019 and continues to serve in this
role.

***Principal occupation and employment responsibilities during at least the last three (3) years
with start and ending dates***
FenSens, Inc.: CFO, January 2019 – Present
Zccounting.com: Founder and President, January 2015 – Present
Algorithm Tax Group: Strategist Partner, November 2018 – Present
Cash Creek Productions: Back Office Executive, January 2017 – Present
Redwood Valuation Partners: Business Consultant, September 2015 - Present

Education
Bachelor's degree in Accounting and an MBA in Venture Finance from Seattle University

Name

Nik Talreja

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Nik was appointed as Chief Operating Officer in January 2017 and held the position until January 2019. Since January 2019, he has been acting as an advisor and board member to the company.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Cooley LLP: Associate, October 2015 – November 2017
FenSens, Inc.: COO, January 2017 – January 2019
FenSens, Inc.: Co-founder and Board Member, December 2016 – Current
Talis Partners, LLP: Partner and Co-founder, January 2018 – Current
Spiral Therapeutics: Director of Finance and Operations, October 2018 - Current

Education
B.S. in Corporate Finance and Entrepreneurship from the Marshall School of Business at University of Southern California

Name

Alex Werff

All positions and offices held with the Company and date such position(s) was held with start and ending dates
was appointed as Chief Technical Officer (CTO) in March 2018 and continues to operate in that role.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
FenSens, Inc.: CTO, March 2018 – Current
Phlint: CEO, September 2014 – Present
Fashion Cloud: Javascript Developer, July 2018 – December 2018

Education
Bachelor's degree in Computer Science from the University of Bremen

Name

Alex Shirazi

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Alex was hired as an Advisor in December 2017. He was appointed as Chief Product Officer in April 2018 and has continues to operate in that role.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

FenSens, Inc: Advisor, December 2017 – Present
FenSens, Inc.: CPO, March 2018 – Present
Phlint: Managing Director, April 2013 – Present
Tsukemen, Inc.: Advisor, February 2017 – November 2017
Graph, Inc.: Co-Founder, CEO, and Product Designer, January 2015 – June 2016

Education
Bachelor's degree from the University of Illinois at Urbana-Champaign

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 employees in San Francisco, California, Munich, Germany, and Seattle, Washington.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Alex Werff	CTO	March 7, 2018	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company is currently authorized to issue 30 million (30,000,000) shares of common stock, par value of $0.00001 (the "Common Stock"), pursuant to its Certificate of Incorporation, filed on July 6, 2016, as amended on January 13, 2017.

Security Offerings – Convertible Notes:

First Crowd Note Round
On October 29, 2016 the Company issued 172,593 Crowd Notes at an arbitrary value of $1 per Crowd Note in reliance on Regulation Crowdfunding. The aggregate principal amount of these Notes is $172,593 and are not interest bearing with no maturity date. The proceeds were used for new product development, marketing, and operations.

Pursuant to the terms of the securities sold in the First Crowd Note Raise, the securities will convert in the following scenarios:

a. *Automatic Conversion upon a Corporate Transaction:* In the event of a Corporate Transaction, defined as the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets, the investor shall receive the higher value of either:

    i. the quotient obtained by dividing the product of the Outstanding Principal and Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by a $2 million valuation cap; or

    ii. obtaining the Corporate Transaction Payment, defined as equal to two times (2x) the Principal Amount or on a pro rata basis with equal priority if there are not enough funds to pay investors in full. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert these Crowd Notes into Conversion Shares pursuant to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that is the investor is not a Major Investor (investor in the Crowd Note in which the Principal Amount is equal or greater than $20,000), the investor shall receive shares of a Shadow Series with certain limited rights.

b. *Automatic Conversion in a Qualified Financing:* Upon occurrence of a Qualified Equity Financing, defined as the first sale by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1 million, the Crowd Notes will convert into Conversion Shares pursuant to: If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of the Company's election or a Corporate Transaction. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Financing.

These Crowd Notes will terminate upon the earlier of: a conversion of the entire Principal Amount into Conversion Shares; or the payment of amount due to the investor pursuant to a Corporate Transaction Payment.

First Convertible Note Round
On February 24, 2017 the Company issued a convertible promissory Note in reliance on the private placement exemption provided by Section 4(a)(2) of the Securities Act. The purchasers were accredited investors as that term is defined in Regulation D, Rule 501 under the Securities Act (each, an "Accredited Investor"). The principal amount of this Note is $100,000 and it bears an interest rate of five percent (5.0%) per annum with a maturity date of February 24, 2019. The proceeds were used for marketing, product development, and IP development.

Pursuant to the terms of the securities sold in the First Crowd Note Raise, the securities will convert in the following scenarios:

a. *Automatic Conversion upon Sale of Company:* If the Company consummates a Sale of the Company, defined as: any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least

a majority of the voting power of the surviving entity in substantially the same proportions immediately after such consolidation, merger or reorganization; any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company, prior to the conversion or repayment in full of this Note, then the Company will pay the Holder an aggregate amount equal to the greater of:

    i. the aggregate amount of interest then outstanding under this Note plus one and a half (1.5X) the outstanding principle amount of this Note; or

    ii. the amount the Holder would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Preferred Stock of the Company prior to the closing of Such Sale of Company.

b. *Automatic Conversion in a Qualified Financing:* In the event that the Company issues and sells shares of its Equity Securities to investors (the "Investors") on or before the date of the repayment in full of this Note in an arms-length equity financing resulting in gross proceeds to the Company of at least $500,000 (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to the lesser of:

    i. 80% of the per share price paid by the Investors; or

    ii. the price equal to a company valuation of $1 million immediately prior to the initial closing of the Qualified Financing determined on a fully diluted basis.

c. *Voluntary Conversion if a Qualified Financing Does Not Occur:* In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Required Purchasers anytime on or after the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note shall convert into shares of a newly authorized Series Seed AA Preferred Stock of the Company at a conversion price equal to a Company valuation of $1 million.

The entire outstanding principal balance and all unpaid accrued interest of the Note shall become fully due and payable on the Maturity Date.

The Company may not prepay this Note prior to the Maturity Date without the consent of the Required Purchasers.

Second Convertible Note Round

On May 22, 2017 the Company issued a convertible promissory Note in reliance on the private placement exemption provided by Section 4(a)(2) of the Securities Act. The purchasers were accredited investors as that term is defined in Regulation D, Rule 501 under the Securities Act (each, an "Accredited Investor"). The principal amount of this Note is $50,000 and it bears an

interest rate of eight percent (8.0%) per annum with a maturity date of May 22, 2019. The proceeds were used for marketing, product development, and operations.

    a. *Voluntary Conversion upon a Change of Control:* If a Change of Control, defined in the Note as any reorganization, merger or consolidation of the Company, other than a conversion of the Company from a limited liability company into a corporation, if applicable, or a transaction or series of related transaction in which the holders of the voting securities of the Company outstanding immediately prior to such transactions or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or; a sale, lease or other disposition of all or substantially all of the Company, in each case other than as a result of the sale and issuance of the Company's capital stock with the principle purpose of raising capital, occurs prior to a Qualified Financing, then at the election of the investor or, if investor does not so elect, then at the election of the Majority in Interest of Investors either:

        i. the investor shall be paid a prepayment premium equal to all accrued and unpaid interest due on this Note as of immediately prior to such Change of Control plus two times (2X) the outstanding principal amount of this Note, and the Note shall thereafter be cancelled and be of no further force or effect or;

        ii. the outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall automatically convert as of immediately prior to such Change of Control into fully paid and nonassessable shares of the Company's Common Stock at a price per share equal to the Cap Price, defined as the quotient obtained by dividing $3 million by the total number shares of the Company's Common Stock outstanding immediately prior to the initial closing of the Change of Control Conversion.

    b. *Automatic Conversion in a Qualified Financing:* If a Qualified Financing, defined as a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock for aggregate gross proceeds of at least $500,000 with the principal purpose of raising capital, occurs on or prior to the Maturity Date, then the outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable shares of the Preferred Stock issued in such Qualified Financing at the Conversion Price, defined as a price per share equal to the lesser of 80% of the price per share paid by the other purchasers of the Preferred Stock sold in the Qualified Financing and the Cap Price.

    c. *Voluntary Conversion upon Election of Investors after Maturity Date:* At any time after the Maturity Date of this Note, if any principal or interest under this Note is then outstanding, then, at the election of either investor or a Majority in Interest of investors, and at such time thereafter as designated there by, the outstanding principal amount of this Note and all accrued and unpaid interest on this Note will automatically convert into fully paid and nonassessable shares of the Company's Common Stock at a price per share equal to eighty percent (80%) of the Cap Price.

Any outstanding principal and accrued interested on this Note may be prepaid without penalty upon written consent of a Majority in Interest of Investors.

Third Convertible Note Round
On May 25, 2017 the Company issued a convertible promissory Note in reliance on the private placement exemption provided by Section 4(a)(2) of the Securities Act. The purchasers were accredited investors as that term is defined in Regulation D, Rule 501 under the Securities Act (each, an "Accredited Investor"). The principal amount of this Note is $100,000 and it bears an interest rate of four percent (4.0%) per annum with an original maturity date of December 31, 2018, that was extended to December 31, 2019 upon mutual written consent of both parties. The proceeds were used for product development, marketing, and working capital.

a. *Automatic Conversion upon a Change of Control:* If the Company consummates a Change of Control, defined as a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization, continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled, or converted or a combination thereof,

   i. the Company shall repay the Holder in cash in an amount equal to the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal;

   ii. provided, however, that upon the written election of the Holder made not less than 5 days prior to the Change of Control, the Company shall convert the outstanding principal balance of this Note and any unpaid accrued interest into shares of the Company's Common Stock at a conversion price equal to the quotient resulting from dividing $2 million by the number of outstanding shares of Common Stock of the Company immediately prior to the Change of Control.

b. *Automatic Conversion in a Qualified Financing:* In the event that the Company issues and sells shares of its equity securities (the "Equity Securities") to investors (the "Investors") on or before the Maturity Date in an equity financing with total proceeds to the Company of not less than $500,000 (a "Qualified Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action of the Holder into such Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of:

   i. the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and;

   ii. the quotient resulting from dividing $2 million by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing.

c. *Voluntary Conversion in a Non-Qualified Financing:* In the event the Company consummates, on or before the Maturity Date, an equity financing pursuant to which it sells shares of Preferred Stock in a transaction that does not constitute a Qualified Financing, then the Majority Holders shall have the option to treat such equity financing as a Qualified Financing on the same terms set forth herein.

d. *Automatic Conversion upon Maturity:* Upon maturation of this note, the principal and accrued interest shall automatically convert without action on the part of the Holder. The conversion to equity shall be automatic upon reaching maturity and the note shall convert based on a $2 million company valuation.

The Company may not prepay this Note prior to the Maturity Date without the consent of the Holders of at least a majority of the outstanding unpaid principal amount of the Note.

Fourth Convertible Note Round

Between January 26, 2018 and October 1, 2018, the Company issued two convertible promissory Notes in reliance on the private placement exemption provided by Section 4(a)(2) of the Securities Act. The purchasers were accredited investors as that term is defined in Regulation D, Rule 501 under the Securities Act (each, an "Accredited Investor"). The combined principal amount of these notes is $219,685 and the Notes bear an interest rate of four percent (4%) per annum with a maturity date of June 30, 2019. The proceeds were used for product development, marketing, and working capital.

a. *Automatic Conversion upon a Change of Control:* If the Company consummates a Change of Control, defined as: a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization, continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property, while the Note remains outstanding, the Company shall repay the Holder in cash in an amount equal to the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal.

b. *Automatic Conversion in a Qualified Financing:* In the event the Company issues and sells shares of its equity securities (the "Equity Securities") to investors (the "Investors") on or before the Maturity Date in an equity financing with total proceeds to the Company of not less than $500,000 (a "Qualified Financing), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into such Equity Securities sold in the Qualified Financing at a Conversion Price equal to the lesser of:

    i. the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80 and;

    ii. the quotient resulting from dividing $5 million by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing.

If the Conversion Price is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as the Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to: the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of new investors in the Qualified Financing relative to the purchase price paid by such investors.

c. *Voluntary Conversion in a Non-Qualified Financing:* In the event the Company consummates, on or before the Maturity Date, an equity financing pursuant to which it sells shares of Preferred Stock in a transaction that does not constitute a Qualified Financing, then the Majority Holders shall have the option to treat such equity financing as a Qualified Financing on the same terms set forth herein.

d. *Automatic Conversion upon Maturity:* Upon maturation of this note, the principal and accrued interest shall automatically convert without action on the part of the Holder. The conversion to equity shall be automatic upon reaching maturity and the note shall convert based on a $5 million company valuation.

The Company may not prepay this Note prior to the Maturity Date without the consent of the Holders of at least a majority of the outstanding principal amount of the Notes.

The Company has the following debt outstanding:

The Company has entered into business loans with WebBank and OnDeck Capital, Inc ("OnDeck").

Under the terms of the OnDeck loan agreement, the annual interest rate is 23.2%. The OnDeck loan agreement has a term of 26 weeks, with weekly payments of $947.69. The current outstanding balance of the OnDeck loan is $18,006.11 and the maturity date is June 3, 2019.

Under the terms of the WebBank loan agreement, the annual interest rate is 18.17%. The WebBank loan agreement has a term of 52 weeks, with weekly payments of $1136.29. The current outstanding balance of the WebBank loan is $43,178.94 and the maturity date is October 16, 2019.

Ownership

The Company is owned by several individuals and entities, including current and former employees, advisors, and two accelerator programs.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Andrew Karuza	52.59%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$301,420.00	$0.00	$0.00

Operations

The Company completed its seed round of financing on May 1st, 2017. Following the current Offering, we expect to have enough liquidity to execute our business plan until December 2020. Our significant challenges are releasing several products to the market within a short time period which require some investment in marketing and up-front inventory costs, although some of those costs are covered by inventory financing. Many retail partners will require 60-day payment terms so we would not receive cash flow from the products we send to retailers for an extended period of time. However, with our new products, we hope to open new revenue lines including a Software-as-a-Service (SaaS) model which should help smooth out monthly revenue and profit margins.

While we anticipate healthy product profit margins, we do not intend to achieve company-wide profitability until early 2021 as we will be investing aggressively into new product development and capturing market share. With our new revenue lines opening up we hope to have a noticeable increase in revenue in 2019.

Our detailed Company Summary which is attached hereto as **Exhibit B** and incorporated by reference into this Form C includes certain information relating to our results of operations information for 2018.

Liquidity and Capital Resources

The Offering will help us in our growth stage to successfully launch several new revenue lines and partnerships that we have established in the last 6 to 12 months. These new revenue lines could potentially lead to strong growth and market share capture for the Company in 2019 and beyond.

In 2018, the Company's average monthly burn rate was roughly $8,145 per month.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000.00 in principal amount of Crowd Notes for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 8, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a

subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVentures Marketplace Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer will not owe a commission to the Intermediary at the conclusion of the Offering.

Stock, Warrants and Other Compensation

The issuer will not owe a commission, or any other form of compensation, to the Intermediary at the conclusion of the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap
$7,000,000.00

Discount
20.0%

Conversion of the Crowd Notes.
Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Units pursuant to the following:

a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Units prior to the closing of the Qualified Equity Financing.

"Qualified Equity Financing" shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Units in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Units pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the units sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive membership interests of a Shadow Series with certain limited rights.

"Conversion Units" shall mean with respect to a conversion of the Crowd Notes, the Company's Preferred Units issued in the Qualified Equity Financing.

"Shadow Series" shall mean series of the Company's Preferred Units that is identical in all respects to the Preferred Units issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Units), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price and the following additional differences:
   i. Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;
   ii. Shadow Series unitholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"Conversion Price" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per unit for Preferred Unit by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"Irrevocable Proxy" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"Major Investor" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"Outstanding Principal" shall mean the total of the Purchase Price.

Corporate Transaction
In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

    i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

    ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Units pursuant to Conversion Mechanics described above.

"Corporate Transaction" shall mean:
    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
    iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"Corporate Transaction Payment" shall mean an amount equal to two times (2.0X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination
The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Units; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Units, Shadow Series unitholders shall grant their vote on any matter that is submitted to

a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any units issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Andrew Karuza
(Signature)

Andrew Karuza
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrew Karuza
(Signature)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Andrew Klein
(Name)

/s/Andrew Klein
(Signature)

CFO
(Title)

February 8, 2019

(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Nik Talreja
(Name)

/s/ Nik Talreja
(Signature)

Board Member
(Title)

February 8, 2019

(Date)

I, Andrew Karuza, being the CEO of FenSens Inc., a Delaware Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), shareholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Andrew Karuza
(Signature)

Andrew Karuza
(Name)

CEO
(Title)

February 8, 2019
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Note
Exhibit E	Pitch Deck
Exhibit F	Video Transcript

EXHIBIT A
Financial Statements

FenSens, Inc.
Balance Sheet
Fiscal Years 2017 & 2018
(Unaudited)

	2017	2018
ASSETS		
Current Assets		
Bank Accounts		
Business Checking	$ 73,734.62	$ 168,037.53
Business Savings 5680	$ 454.08	$ 832.71
Wells Fargo Checking	$ 197,759.63	$ 127,862.87
Total Bank Accounts	**$ 271,948.33**	**$ 296,733.11**
Accounts Receivable		
Accounts Receivable (A/R)	$ 4,645.02	$ 170,305.83
Total Accounts Receivable	**$ 4,645.02**	**$ 170,305.83**
Other Current Assets	$ -	$ -
Product Inventory Asset	$ 40,429.85	$ 92,644.65
Total Other Current Assets	**$ 40,429.85**	**$ 92,644.65**
Total Current Assets	**$ 317,023.20**	**$ 559,683.59**
TOTAL ASSETS	**$ 317,023.20**	**$ 559,683.59**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
AMEX_71003	$ -	$ -
Brex	$ -	$ -
Total Credit Cards	**$ -**	**$ -**
Other Current Liabilities		
LSQ	$ 21,022.50	$ -
On Deck Capital	$ -	$ 16,656.93
Paypal Line of Credit	$ -	$ 43,182.26
Prepaid Sales	$ -	$ -
Total Other Current Liabilities	**$ 21,022.50**	**$ 59,839.19**
Total Current Liabilities	**$ 21,022.50**	**$ 59,839.19**
Long-Term Liabilities		
Convertible Note I	$ 250,000.00	$ 250,000.00
Convertible Note II	$ -	$ 50,000.00
Seed Invest Equity	$ 146,906.25	$ 146,906.25
Shareholder Loan	$ 150,000.00	$ 215,000.00
Total Long-Term Liabilities	**$ 546,906.25**	**$ 661,906.25**
Total Liabilities	**$ 567,928.75**	**$ 721,745.44**
Equity		
Equity Grant	$ (75,000.00)	$ (75,000.00)
Member Contribution	$ 17,948.29	$ 17,948.29
Opening Balance Equity	$ 11,570.70	$ 11,570.70
Retained Earnings	$ (200,170.40)	$ (214,323.03)
Net Income	$ (5,254.14)	$ 97,742.19
Total Equity	**$ (250,905.55)**	**$ (162,061.85)**
TOTAL LIABILITIES AND EQUITY	**$ 317,023.20**	**$ 559,683.59**

FenSens, Inc.
Cash Flow Statement
Fiscal Years 2017 & 2018
(Unaudited)

		2017	2018
OPERATING ACTIVITIES			
Net Income	$	(5,254.14)	97,742.19
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Accounts Receivable (A/R)	$	(6,920.02)	-165,660.81
Product Inventory Asset	$	(38,154.85)	-49,824.00
Uncategorized Asset			-2,390.80
AMEX_71003			-3,188.29
Brex			-4,660.54
LSQ	$	21,022.50	-22,072.16
On Deck Capital			16,656.93
Paypal Line of Credit			43,182.26
Prepaid Sales			0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	(223,787.69)	-187,957.41
Net cash provided by operating activities	$	(229,041.83)	-90,215.22
FINANCING ACTIVITIES			
Convertible Note I	$	250,000.00	0.00
Convertible Note II	$	-	50,000.00
Seed Invest Equity	$	146,906.25	0.00
Shareholder Loan	$	100,000.00	65,000.00
Opening Balance Equity	$	11,570.70	0.00
Retained Earnings	$	(190,000.00)	0.00
Net cash provided by financing activities	$	318,476.95	115,000.00
Net cash increase for period	$	89,435.12	24,784.78

FenSens, Inc.
Income Statement
Fiscal Years 2017 & 2018
(Unaudited)

	Annual		
	2017		**2018**
Income			
Amazon Sales		2,880.00	77,877.64
Sales		559,921.35	666,880.15
Total Income	$	562,801.35	$ 744,757.79
Cost of Goods Sold		0.00	0.00
Cost of Goods Sold		190,687.78	89,696.00
Shipping, Freight, & Delivery		75,693.08	199,957.29
Total Cost of Goods Sold	$	266,380.86	$ 289,653.29
Gross Profit	$	296,420.49	$ 455,104.50
Expenses		0.00	0.00
Advertising		20,742.80	56,322.95
Advertising - Sample Product		0.00	4,486.35
Auto Expenses		560.44	2,152.03
Bank Charges		2,257.62	7,282.63
Employee Benefits		0.00	108.90
Events and Tradeshows		1,626.54	1,816.95
Insurance		3,945.30	22,335.66
Legal and Professional Fees		14,979.84	16,815.90
Meals & Entertainment		350.70	479.81
Office Expenses		5,573.01	1,225.45
QuickBooks Payments Fees		52.45	2,040.91
Rent		0.00	1,996.99
Research and Development		139,635.17	48,872.72
Software and Website Services		16,346.79	74,201.15
Subcontractors		1,317.78	18,119.23
Taxes and Licenses		1,417.04	5,022.45
Travel		41,989.95	29,747.26
Utilities		2,023.25	424.06
Wages & Payroll		48,855.95	63,910.91
Total Expenses	$	301,674.63	$ 357,362.31
Net Operating Income	-$	5,254.14	$ 97,742.19
Net Income	-$	5,254.14	$ 97,742.19

EXHIBIT B
Company Summary



MicroVentures



Company: FenSens

Market: Aftermarket automotive accessories

Product: Parking sensor license plate and wireless backup camera

Company Highlights

- 2019 Finalist for Engadget's Best of CES awards[i]
- Revenue grew by 32.3% in 2018, reaching $744,700
- Profitable in 2018, generating $97,700 in net income
- Agreements with Wal-Mart, Best Buy Canada, Fry's Electronics, and a large automotive accessories distributor

COMPANY SUMMARY

Perks

*You are investing in Crowd Notes in this Offering. Perks are meant to be a thank you from the company for investing. The perks below are inclusive of lower dollar amount perks.

$500 – FenSens Smart Wireless Parking Sensor
$1000 – FenSens Smart Wireless Backup Camera, plus lower level perk
$5000 - Hang out with the FenSens team at CES 2020 with access to exclusive startup events, and VIP receptions, plus lower level perks

Opportunity

In 2008, the U.S. Congress passed a law mandating regulators adopt rules for car manufacturers to install rearview visibility technology. In 2014, the U.S Department of Transportation drafted those regulations, which went into effect in May 2018. Under this new regulation, all new vehicles sold in the U.S. are required to have built-in backup cameras.[ii] However, many older car models do not have backup assistance technology. According to the Insurance Institute for Highway Safety, only 8% of cars had rearview cameras in 2006.[iii] Further, there are more older cars on U.S. roads than ever before; In 2017, cars that were 10 or more years old outnumbered those that were newer.[iv] The average age of a vehicle on the road in 2018 was over 11 years.[v]





Founded in 2015, FenSens was created to bring new car technologies to all vehicles, regardless of age. Its technology emphasizes user experience, advanced data collection services, and plug & play installation. The company's vision is to develop a connected vehicle platform that enables customers to manage end-to-end automotive technology through one mobile app. Its first product, the FenSens Wireless Parking Sensor, enables users to detect objects in front or behind their car. As objects are detected, the information is relayed back to the user's smartphone via Bluetooth technology to alert the driver.

FenSens is also currently in development of several new products it is hoping to release over the next few years. The first, a wireless backup camera, would enable users to stream live video to the FenSens app on their smartphone from a camera embedded in their license plate frame. The company is also currently developing a theft-prevention device, which would enable users to track lost or stolen vehicles on their phones with the addition of 24/7 roadside assistance for an added monthly fee. FenSens currently has a patent on its existing technology and several patent applications for products in development, all under the founder's name.

Product



FenSens Smart Wireless Parking Sensor

Insert Gif Here

The FenSens Smart Wireless Parking Sensor is a license plate-based parking sensor. The ultrasonic sensors are incorporated into a license plate frame that can easily be screwed on to a vehicle. The sensors can detect objects up to approximately 10 feet away and relay the proximity of the object back to the driver's smartphone. A free-to-download app is required on a driver's smartphone to receive Bluetooth signals from the sensors. The app provides audio, visual, and vibration alerts as objects are detected. The closer the sensors get to the object, the more active these alerts become. Multiple phones can be configured to connect to the sensor via the app. The Parking Sensor is designed to safely guide drivers until they are less than a foot away from an object. Sensors are waterproof, run on AA batteries, and generally last five months before battery replacement. The company's founder has filed for a patent for the device.





FenSens Parking Sensors are designed to be easily installed with only a screwdriver and four custom screws. To help prevent theft, owners are provided with a unique screwdriver that is designed specifically for the custom license plate screws.

Insert GIF here

In addition to its U.S./Canada Wireless Parking Sensor frame, FenSens has also released a European Union and truck variant to fit the differing license plate sizes.







All Parking Sensors come with a TAP QuickLaunch Button. The TAP QuickLaunch Button enables users to launch their wireless sensor app on their smartphones at the touch of a button. For Android devices, touching the button will immediately bring a user to the app display screen. For iOS users, tapping the button will send a push notification that will direct a user to the app display screen. Alternatively, iOS users can launch the app using Siri. The QuickLaunch Button has also been designed to work with two Wireless Parking Sensors at a time, enabling drivers to put sensors on both the front and rear end of their vehicle. The company's founder has been granted a U.S. patent[vi] for the device design.

While the QuickLaunch Button is currently only compatible with the Smart Wireless Parking Sensor App, FenSens plans to further develop the Button to launch more applications on a user's smartphone without having to touch their phone. Eventually, FenSens aims to enable users to program the device to launch any app on their smartphone and launch voice command services such as Siri or Alexa by holding down the button for a longer period.

FenSens also currently licenses out its QuickLaunch Button technology to one of its distributors. As part of the agreement, FenSens receives 5% of the total cost of goods sold.

Smart Wireless Backup Camera



The Smart Wireless Backup Camera will be an aftermarket add-on for cars, boats, and RVs. The camera is being designed to livestream video to a user's phone via an Android or iOS app. The company plans to make it attachable to the front or rear end of a vehicle by either sticking it on, mounting it with a magnet, or screwing it in with anti-theft screws. The camera will communicate with a smartphone app via WiFi technology. FenSens is anticipating this device will begin shipping in April 2019.




Use of Proceeds and Product Roadmap

FenSens anticipates using a majority of the funds from this raise to increase marketing efforts, develop new product offerings, and for general working capital. Most of the remaining funds are expected to be used for IP development on wireless products currently in development at FenSens. The company has discretion to alter the use of proceeds based upon a change in the business climate that may require the company to invest more into marketing or research and development to help drive future revenue and value for investors.



FenSens is currently developing a smart anti-theft device and car finder. The device is being designed to track lost or stolen vehicles via a users' phone and enable a user to receive 24/7 emergency support and roadside assistance. The company expects that the device will retail for $90 with an additional monthly fee of around $9.99 to receive the 24/7 emergency support. FenSens is aiming to release this product in May 2019. A patent application has been filed for this device.

Another product FenSens is planning to develop is a projection display for autonomous vehicles (AVs). The system would come in the form of a virtual bumper sticker that could be used to display advertisements or low power messages transmitted via Bluetooth from a driver's phone. The system would allow for geo-located advertising and a heat map showing impressions as the autonomous vehicle goes around the city.

FenSens currently operates in North America, Europe and South America. In the coming years it plans to expand its product offerings into both India and China. FenSens is also seeking to develop partnerships with insurance companies. Through such a partnership, insurance companies may be able to incentivize drivers to use FenSens products by offering them better rates for safe driving associated with rear view sensors and cameras.

Business Model

FenSens' products are sold individually through its website, retailers such as Best Buy, Fry's Electronics, and Walmart, and through online stores including Amazon and eTailz. Both versions of its Smart Wireless Parking Sensor (Standard and European) cost $149.99. Both versions of the parking sensors come with the TAP QuickLaunch Button, however, it can also be purchased separately for $14.99.

FenSens anticipates selling the Smart Wireless Backup Camera for around $149.99. The company is also currently developing an anti-theft device to track lost or stolen vehicles that will retail for around $90, with the possibility of adding a $9.99 per month software-as-a-service component for roadside assistance.





USER TRACTION

FenSens currently has agreements with several distributors, brick and mortar stores, and online retailers. FenSens is able to reach consumers in North America and Europe via its agreements with distributors, retailers, and product sales through Amazon. The company also previously sold limited amounts of its Smart Wireless Parking Sensor to a customer in South America.

In July 2018, the company signed a distribution agreement with WinPlus. WinPlus markets, distributes, and manufactures lifestyle automotive products and has retail relationships with large brick and mortar chains such as Target, Wal-Mart, Advance Auto Parts, AutoZone, Costco, and Sam's Club.[vii] The company also signed a distribution agreement with SPA, Inc. in July 2018, giving them access to sell their products at Fry's Electronics retail locations.

In addition to distribution agreements, FenSens also has several direct selling agreements with retailers such as Wal-Mart, Best Buy Canada, Modern Look, eTailz, and Lydia.

The company also conducted a crowdfunding campaign in 2016 through Indiegogo, raising $262,820 from 1,355 backers.[viii] The company continues to sell its Wireless Parking Sensor through the Indiegogo marketplace.

HISTORICAL FINANCIALS

In 2018, FenSens generated $744,700 in revenue, up 32.3% from 2017. Annual revenue in 2017 was $354,000. Spikes in revenue in July 2017 and November 2018 were due to large online orders sold over various periods which were accounted for in the month in which they were shipped.





In 2018, the company's expenses totaled $647,000, up 13.9% from 2017. Costs of goods sold (COGS) was the largest expense item (44.7% of total expenses), followed by software and website services (11.5%), wages and payroll (9.9%), and advertising expenses (9.4%). In 2017, total expenses were $568,100, led by COGS (46.9%), research and development expenses (24.6%), wages and payroll (8.6%), and travel expenses (7.4%).





In 2018, FenSens generated a net profit of $97,700, up from a net loss of $5,250 in 2017. Net income increased partially in 2018 due to an improvement in gross margin, from 53% in 2017 to 61% in 2018.



INDUSTRY AND MARKET ANALYSIS

According to data from the U.S. Department of Transportation, Federal Highway Administration, and National Household Travel Survey, the average age of vehicles on the road in the U.S. has been increasing. In 2018, the average age of a vehicle on the road was over 11 years.[ix] However, as cars get older, the less reliable and safe they become.[x] While today's new cars are improving on several different fronts, such as safety technology, not all older vehicles have these features.[xi] One example is rearview camera technology, with 97% of 2018 car models having rearview camera technology, but only 8% of 2006 car models having the feature.[xii] In 2016 (the most recent year with government data available), there were over six million car accidents, up 15.6% from 2015.[xiii] An estimated 30% of those accidents were caused by vehicles in reverse.[xiv] According to the National Safety Council, the estimated cost of motor-vehicle deaths, injuries, and property damage in 2017 was $413.8 billion.[xv]

The automotive aftermarket industry was worth $287 billion in 2017 and is projected to have an annual growth rate of 3.6% through 2020.[xvi] One subsegment of the aftermarket automotive industry is automotive cameras, which is projected to reach a market size of around $11.2 billion by 2020, with a compound annual growth rate of 21.3%.[xvii]

According the to the FBI (Federal Bureau of Investigation), there were an estimated 773,139 vehicle thefts in 2017, up 0.8% compared to 2016. Around $6 billion was lost nationwide due to motor vehicle thefts, with an average loss of $7,708 per vehicle.[xviii] Often, the most stolen vehicles are older cars that lack the newest technologies.[xix]



Garmin (NASDAQ: GRMN): Founded in 1989, Garmin develops GPS navigation and wearable technology for the automotive, aviation, marine, outdoor, and fitness markets. It currently has more than 12,000 employees in 60 offices around the world.[xx] Garmin offers a wireless backup camera that captures video of what's behind a vehicle when in reverse and can transmit the footage up to 45 feet. The video is transmitted to a Garmin navigation display (sold separately) that can be switched between backup camera and GPS mode. The camera can be wired to a vehicle's reverse lights to automatically display camera footage every time the vehicle is shifted into reverse. Garmin recommends taking the wireless device to a dealer to be installed but it can be self-installed as well.[xxi] The camera currently costs $169.99 on the Garmin website.[xxii]

Nonda: Founded in 2014, Nonda develops smart car solutions including car chargers, tire safety monitors, vehicle health monitors, wireless backup cameras, car key finders, universal car audio adapters, and a smart dash cam. Nonda's smart wireless backup camera attaches to a car's license plate and provides a 170-degree view of the rear of a vehicle. The camera has two megapixels, 720p definition, and six-layer glass lens. The camera relays the video feed to a user's smartphone that is linked to the camera via a Bluetooth connection. The device is powered by a rechargeable battery that will last for around two months. The wireless backup camera currently costs $119.99 on Nonda's website.[xxiii] Nonda has raised money through several Indiegogo crowdfunding campaigns, raising over $1.6 million in total.[xxiv]

Rear View Safety: Founded in 2007, Rear View Safety is a provider of auto safety and rear-view camera technology. The company develops products for school buses, boats, transit buses, commercial trucks, home, RV, emergency, and industrial use cases. Rear View Safety has a particular focus on providing products to fleets of vehicles. The company offers backup cameras, mobile DVRs, 360° camera systems, backup sensors, driver fatigue systems, and dash cameras. Its backup camera products range from around $149.99 to $999.99 and come in wired and wireless solutions that are connected to dashboard display screens or display screens on rear view mirrors. Its backup sensors are either wired or wireless and offer sensor options for all sides of a vehicle. Its backup sensors range from $199.99 to $699.99. Rear view Safety was acquired in 2016 by Safe Fleet for an undisclosed amount.[xxv]

Trail Ridge Technologies LLC: Founded in 2008, Trail Ridge Technologies is a producer of consumer electronic products. One of its products, QuickVu Backup Camera, is a wireless rear-view camera that attaches to license plates on vehicles. The camera is waterproof and transmits a video signal to a display screen in the car via Bluetooth. It operates with a light sensitive imager and LED assist to enable function in low light and no light conditions. The video feed is displayed through a monitor that can be attached to a vehicle dashboard and is powered through a 12-volt accessory socket plug-in. Monitors also display a parking guide that helps drivers judge distances behind them.[xxvi] Prices for the camera with display monitor range from $299.99 to $399.99.[xxvii]

VOXX International Corporation (NASDAQ: VOXX): Founded in 1965, VOXX is a global manufacturer and supplier of consumer electronic products in the automotive, audio, and consumer accessory industries. The company has a portfolio of over 30 companies that include: Klipsch®, 808 Audio®, RCA®, Acoustic Research®, Audiovox®, Magnat®, Heco®, Schwaiger®, Oehlbach®, Invision®, Jensen®, Advent®, Code-Alarm®, and Look-It®. Under its Look-It® brand, VOXX sells a wireless backup camera. The wireless backup camera is a license plate frame with camera attached that screws onto the back of a vehicle. The camera feed is relayed back to a smartphone app where a user can see what's behind the vehicle. The camera has an adjustable swivel that enables it to be adjusted up to 45 degrees. To launch the system, users need to tap a QuickView remote and the camera and



corresponding phone app will be powered on. Users can also configure the device to automatically turn on when a car is put into reverse.[xxviii] The device currently costs $149.99 on the Look-It® website.[xxix]

EXECUTIVE TEAM



Andy Karuza, Founder, CEO, and President: Andy founded FenSens in 2015 and was appointed CEO and President of the company in 2016. As CEO and President, he is responsible for overall strategy, business partnerships, and product promotion. In addition to working at FenSens, Andy is also currently a principle at The Agency LLC, a business metrics and marketing strategy consulting firm. At The Agency LLC, he is responsible for working with large and small brands on exploring new areas of growth and competitiveness. Prior to joining FenSens, Andy served as the CEO of Brandbuddee, a place for brands and influencers to connect and collaborate. He holds a Bachelor of Arts in Marketing from Eastern Washington University.



Nik Talreja, Co-Founder and Advisor: Nik co-founded FenSens in 2015 and served as COO from January 2017 to January 2019. He currently serves as an advisor and helps oversee company operations. In addition to working at FenSens, he is also currently serving as partner at Talis Partners LLP, a law and strategy firm for startups, and as Director of Finance and Operations at Spiral Therapeutics. Prior to his current roles, Nik worked as an associate at two law firms, Cooley LLP and Weil, Gotshal, and Manges LLP. He holds a J.D. from UCLA School of Law and a B.S. in Corporate Finance and Entrepreneurship from the Marshall School of Business at USC.



Andrew Klein, CFO: Andrew joined FenSens in 2018 as an advisor and was appointed as CFO in 2019. In addition to serving as CFO at FenSens, he also currently leads his own small business accounting firm, Zccounting.com. As CFO at FenSens, Andrew is responsible for overseeing company financial performance and generating financial statements. Prior to working for FenSens and founding Zccounting.com, he worked in Strategy and Development for Nomad Financial, was Executive Vice President at ZINO Society, and was the co-founder and CFO of BuildersCloud. Andrew holds a bachelor's degree in Accounting and an MBA in Venture Finance from Seattle University.



Alex Werff, CTO: Alex joined FenSens in March 2018 as an application developer and was promoted to Chief Technology Officer in January 2019. In addition to serving as CTO of FenSens, he also currently serves as the CTO of Phlint, software development consultancy. Alex has also worked as a developer for several other companies in the past including Fashion Cloud and Orgadata AG. He holds a bachelor's degree in Computer Science from the University of Bremen.




Kyle Ellicott, Advisor: Kyle joined FenSens as an advisor in 2016. In addition to advising FenSens, he also co-founded and serves as Chief Labs Officer at ReadWrite Labs, an accelerator focused on the Internet of Things (IoT), Wearables, and other emerging technologies. Kyle is also is a founding member and keynote speaker at The Asia Matters Institute, a non-profit think tank focused on connecting the world with experts on growth and technology in Asia. He also serves as an advisor to several other companies in the wearables, IoT, and eSports industries. Kyle holds a degree in Computer Information Systems from Eastern Michigan University.



Alex Shirazi, Chief Product Officer: Alex joined FenSens as an Advisor in December 2017. In April 2018, he was appointed as Chief Product Officer where he oversees product development. In addition to working at FenSens, Alex also serves as the Managing Director at Phlint, a retail software consultancy firm. Prior to working at FenSens and Phlint, he served as an advisor for Tsukemen, Inc. and co-founded and served as CEO of Graph, Inc. Alex also has experience in user experience design and product design. He holds a degree from the University of Illinois at Urbana-Champaign.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $107,000
Valuation Cap: $7 million
Discount: 20%

Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of a series of non-voting preferred stock, at the price per share of the new preferred stock sold in the equity financing, or a valuation cap of $7,000,000, whichever results in a lower conversion price. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Digital Trends: FenSens Smart Wireless Parking Sensor Review
BGR: Add a wiring backup sensor to any car in minutes with no wiring to install
Mashable: Get the secret to parallel parking like a pro: A smart license plate with a hidden backup camera
The Verge: FenSens makes it easy to add parking sensors to your car
Engadget: FenSens gives your clunker the same backup sensing as modern cars

---

[i] https://www.engadget.com/2019/01/09/best-of-ces-2019-finalists/
[ii] https://www.usatoday.com/story/money/cars/2018/05/02/backup-cameras/572079002/
[iii] https://money.cnn.com/2018/05/02/news/cars-backup-cameras/



[iv] http://www.thedrive.com/news/24110/by-the-numbers-average-age-of-americans-cars-higher-than-ever

[v] http://www.thedrive.com/news/24110/by-the-numbers-average-age-of-americans-cars-higher-than-ever

[vi] https://patents.justia.com/patent/9966951

[vii] http://www.winplus.com/retail.html

[viii] https://www.indiegogo.com/projects/the-world-s-first-wireless-parking-sensor-and-app#/

[ix] http://www.thedrive.com/news/24110/by-the-numbers-average-age-of-americans-cars-higher-than-ever

[x] https://www.cars.com/articles/older-cars-are-more-likely-to-kill-you-federal-safety-regulators-warn-1420699919959/

[xi] https://www.cars.com/articles/older-cars-are-more-likely-to-kill-you-federal-safety-regulators-warn-1420699919959/

[xii] https://money.cnn.com/2018/05/02/news/cars-backup-cameras/

[xiii] https://crashstats.nhtsa.dot.gov/Api/Public/ViewPublication/812580

[xiv] https://claims.nationalgeneral.com/Forms/Avoid_Backing_Accidents.pdf

[xv] https://www.nsc.org/portals/0/documents/newsdocuments/2018/december_2017.pdf

[xvi] https://automotiveaftermarket.org/aftermarket-industry-trends/automotive-aftermarket-size/

[xvii] https://www.mordorintelligence.com/industry-reports/automotive-camera-market

[xviii] https://ucr.fbi.gov/crime-in-the-u.s/2017/crime-in-the-u.s.-2017/topic-pages/motor-vehicle-theft

[xix] https://www.forbes.com/sites/jimgorzelany/2018/09/18/hottest-wheels-the-most-stolen-new-and-used-cars-in-the-u-s/#3a7b55be5258

[xx] https://www.garmin.com/en-US/company/about/

[xxi] https://buy.garmin.com/en-US/US/p/501486

[xxii] https://buy.garmin.com/en-US/US/p/501486

[xxiii] https://www.nonda.co/products/smart-rear-view-camera

[xxiv] https://www.indiegogo.com/individuals/12198580/campaigns

[xxv] https://www.pehub.com/2016/05/safe-fleet-buys-rear-view-safety/#

[xxvi] https://quickvucams.com/

[xxvii] https://quickvucams.com/shop/

[xxviii] https://lookitcam.com/EN/Product_features.aspx

[xxix] https://shop.lookitcam.com/

EXHIBIT C
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

FenSens, Inc.
383 E. Laurel Rd.
Bellingham, WA 98226

Ladies and Gentlemen:

The undersigned understands that FenSens, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $107,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated February 8, 2019 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on April 8, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

    b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned

in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) **Restrictions on Transfer or Sale of Securities.**

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the

Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	383 E. Laurel Rd. Bellingham, WA 98226 Attention: Andy Karuza
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500

	Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

FenSens, Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

FenSens, Inc.

CROWD NOTE

FOR VALUE RECEIVED, FenSens, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $7 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is April 8, 2019.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $107,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity

Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. **"Target CF Minimum"** shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction.** In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion.** As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion.** This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification.** The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization.** Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering.** Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments.** The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock.** The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property.** To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation.** To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign

or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor.** In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization.** This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account.** Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information.** The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice.** The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies.** The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights.** The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market.** The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous.**

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns.** The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u>

that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law.** This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices.** All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements.** The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability.** If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note.** Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures.** No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers.** This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. Dispute Resolution.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval.** The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure.** Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck

FenSens

Connected technology for any vehicle

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.

Mission

Our mission is to bring **new car technologies to all vehicles regardless of age** – with a focus on **user experience, advanced data collection services, and plug & play installation**. Today we are seeking to build a customer base, distribution, consumer engagement, then plan on offering enhanced data and SaaS solutions to an engaged audience.

Product Goals



Easy to Install



Cross Compatible



Affordable



Strong Margins

   

- Revenue grew by 32.3% in 2018, reaching $744,700

- Profitable in 2018, generating $97,700 in net income

- Agreements to sell products through Fry's Electronics, Best Buy Canada, Wal-Mart, eTailz, and Modern Look

- Sales in North America, South America, and Europe

- 2019 Finalist for Engadget's Best of CES awards[i]

[i] https://www.engadget.com/2019/01/09/best-of-ces-2019-finalists/

Current Products





Smart Car App & Device
TAP QuickLaunch Button
~MSRP $24.99



Smart Wireless Parking
Sensor
~MSRP $149.99

Product Pipeline



Smart Wireless
Camera
~MSRP $149.99



Smart Anti-theft Device & Car
Finder
~ MSRP $49.99



Autonomous Vehicle
Advertising System
Pricing to be Determined

Smart Wireless Parking Sensor



- Ultrasonic sensors incorporated into a license plate frame

- Sensors can detect objects up to 10 feet away and relay proximity back to a smartphone app

- The app provides audio, visual, and vibration alerts that become more active as an object gets closer

- The license plate has been designed to be installed with only a unique screwdriver and custom screws to reduce the chance of theft



Market Opportunity

- 259 million used cars in the U.S.[i,ii]

- The average age of a vehicle on the road in 2018 was over 11 years old[iii]

- Cost to society from car accidents was $413 billion in 2017[iv]

- The automotive camera market is projected to reach a market size of $11.2 billion by 2020, with a CAGR of 21.3%[v]

i https://hedgescompany.com/automotive-market-research-statistics/auto-mailing-lists-and-marketing/
ii https://www.marklines.com/en/statistics/flash_sales/salesfig_usa_2018
iii http://www.thedrive.com/news/24110/by-the-numbers-average-age-of-americans-cars-higher-than-ever
iv https://www.nsc.org/road-safety/safety-topics/fatality-estimates
v https://www.mordorintelligence.com/industry-reports/automotive-camera-market

Press Coverage

- **Engadget**: "FenSens gives your clunker the same backup sensing as modern cars"

- **The Verge**: "FenSens makes it easy to add parking sensors to your car"

- **Mashable**: "Get the secret to parallel parking like a pro: A smart license plate with hidden backup camera"

- **BGR**: "Add a wiring backup sensor to any car in minutes with no wiring to install"

- **Digital Trends**: "FenSens Smart Parking Sensor improves your ride with no strings, or wires, attached"



Team



Andy Karuza
CEO



Nik Talreja
Advisor



Andrew Klein
CFO



Alex Werff
CTO



Kyle Ellicott
Advisor



Alex Shirazi
Chief Product
Officer











EXHIBIT F
Video Transcript

"Have you ever wanted the cool new car technology, like backup sensors on your car? Today a new company named FenSens brings you the first wireless app-based backup system for any car. Enjoy hands-free audio, visual, and vibration alerts direct to your smartphone when an object is detected behind your car. It's simple, affordable, and easy-to-use. Let's make parking safe and simple. **Cruise on over to the FenSens website to check it out.**"